**COLORS OAKLAND, LLC**

Reviewed Financial Statements for The Period From August 8, 2019 (Inception) to December 31, 2019



**Independent Accountant's Review Report**

To Management
COLORS Oakland, LLC
Oakland, California

We have reviewed the accompanying balance sheet of COLORS Oakland, LLC as of December 31, 2019 and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

*Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

*Accountant's Responsibility*

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

*Accountant's Conclusion*

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 6, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

**COLORS OAKLAND, LLC**
**BALANCE SHEET**
**DECEMBER 31, 2019**

## ASSETS

| | | 2019 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash | $ | - |
| TOTAL CURRENT ASSETS | | - |
| TOTAL ASSETS | | - |

## LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| **MEMBERS' EQUITY** | | |
| Contributed Capital | | 81,146 |
| Member's Capital (Deficit) | | (81,146) |
| TOTAL MEMBERS' EQUITY | | - |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | - |

**COLORS OAKLAND, LLC**
**INCOME STATEMENT**
**REVIEWED FINANCIAL STATEMENTS FOR THE PERIOD OF INCEPTION TO DECEMBER 31, 2019**

| | 2019 |
|---|---|
| **Operating Income** | |
| Sales | $ - |
| **Gross Profit** | - |
| **Operating Expense** | |
| Rent | 70,300 |
| General & Adminstrative | 9,346 |
| Professional Fees | 1,500 |
| | 81,146 |
| **Net Income** | $ (81,146) |

**COLORS OAKLAND, LLC**
**STATEMENT OF CASH FLOWS**
**REVIEWED FINANCIAL STATEMENTS FOR THE PERIOD OF INCEPTION TO DECEMBER 31, 2019**

| | | 2019 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net Income (Loss) For The Period | $ | (81,146) |
| **Net Cash Flows From Operating Activities** | | (81,146) |
| **Cash Flows From Financing Activities** | | |
| Contributed Capital | | 81,146 |
| **Net Cash Flows From Financing Activities** | | 81,146 |
| **Cash at Beginning of Period** | | - |
| **Net Increase (Decrease) In Cash** | | - |
| **Cash at End of Period** | $ | - |

**COLORS OAKLAND, LLC**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY**
**REVIEWED FINANCIAL STATEMENTS FOR THE PERIOD OF INCEPTION TO DECEMBER 31, 2019**
_____

|  | Members' Capital & Contributions | Retained Earnings | Total Members' Equity |
|---|---|---|---|
| Balance at Inception | $ - | $ - | $ - |
| Contributed Capital | 81,146 |  | 81,146 |
| Net Income |  |  | (81,146) |
| Balance at August 31, 2019 | $ 81,146 | $ (81,146) | $ - |

## NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Colors Oakland, LLC ("the Company") is a limited liability company organized under the laws of the State of California. The Company operates an upscale restaurant located in Oakland, California.

The Company is currently in the process of building out its restaurant and is currently conducting an equity crowdfunding offering for the purpose of raising capital.

## NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

### Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

### Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

The Company's main line of business will be freshly prepared dishes served in its restaurant.

### Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $2,500 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Rent

The Company occupies retail space under a non-cancellable operating lease for a term of ten years from August 2019. The monthly rental payment amounts to approximately $14,060. Future minimum payments due under the lease are as follows:

- 2020: $168,720
- 2021: $168,720
- 2022: $168,720
- 2023: $168,720
- 2024: $168,720

The space is partially rented by the Restaurant Opportunities Center. The Company will use this space for its day-to-day operations. When not in use, the space will be rented out to Restaurant Opportunities Center for job-training classes. Restaurant Opportunities Center is a nonprofit founded by Saru Jayaraman, who is a member of the Company's management team.

Related Party Transactions

Restaurant Opportunities Center has paid expenses on behalf of the Company and this is reflected on the balance sheet as contributed capital. Related party transactions for the period amount to $81,146. Restaurant Opportunities Center is a nonprofit founded by Saru Jayaraman, who is a member of the Company's management team.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise and income tax filing requirements in the State of California.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

NOTE D- LLC MEMBER LIABILITY

The Company is a limited-liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 6, 2020 the date that the financial statements were available to be issued.